SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

September 15, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 74833W206

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 74833W206

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 4 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010 and Amendment No. 3 previously filed on July 21, 2011 (as so amended and as amended by this Amendment No. 4, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 4 refers only to information which has materially changed since the filing of Amendment No. 3 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

As previously reported, on July 20, 2011, the Company announced its entry into an Agreement and Plan of Merger dated as of July 19, 2011 (the “Original Merger Agreement”) with IG Acquisition Company, a newly formed Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Insider Guides, Inc. (the “Target”), pursuant to which the Company has agreed to acquire the Target (the “Merger”).

On September 15, 2011, the Company announced its entry into Amendment No.1 (the “Amendment”) to the Original Merger Agreement (the Original Merger Agreement, as amended by the Amendment, the “Merger Agreement”).

In connection with the Company’s entry into the Amendment, on September 15, 2011, MATT Inc. and the Company amended and restated the Commitment Letter dated July 19, 2011 (the “Original Commitment Letter”), pursuant to which MATT Inc. undertook to provide, or cause to be provided, directly or indirectly to the Company, $5,000,000 of equity financing (the “Commitment”) through the purchase of shares of Common Stock solely for the purpose of funding a portion of the aggregate consideration to be paid to the Target’s stockholders in connection with the Merger, on the terms and subject to the conditions set forth therein.  The Original Commitment Letter, as amended and restated as of September 15, 2011 (as so amended and restated, the “Commitment Letter”), now provides that the purchase price for the Common Stock to be purchased with the Commitment will be the lesser of:  (a) $4.82 per share of Common Stock and (b) 85% of the average closing price of a share of Common Stock during the twenty (20) trading days ending with the trading day immediately prior to the Effective Time (as defined in the Merger Agreement).  The other material terms and conditions of the Original Commitment Letter remain unchanged and in full force and effect.

The description of the Commitment Letter contained herein is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 99.16 to the Schedule 13D and is hereby incorporated herein by reference.

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Also on September 15, 2011, and in connection with the Company’s entry into the Amendment, MATT Inc. entered into an Affirmation (the “Affirmation”) with respect to the Parent Voting Agreement, dated as of July 19, 2011 (the “Voting Agreement”), entered into by MATT Inc. in connection with the Company’s entry into the Original Merger Agreement.  The Affirmation provides that notwithstanding anything to the contrary contained in the Voting Agreement, the Amendment shall not constitute a “Material Adverse Amendment” under the Voting Agreement and the execution and delivery of the Amendment shall not trigger the “Expiration Time” (as defined in the Merger Agreement) or the termination of the Voting Agreement.

In connection with the Company’s entry into the Amendment, Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc. also entered into an Affirmation, in the form of the Affirmation, of the Parent Voting Agreement entered into by him in connection with the Company’s entry into the Original Merger Agreement.

The description of the Affirmation is qualified in its entirety by reference to the Affirmation, which is filed as Exhibit 99.17 to the Schedule 13D and is hereby incorporated herein by reference.

Except as set forth above, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.              Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           MATT Inc. beneficially owns 3,333,333 shares of Common Stock, consisting of the 1,333,333 shares of Common Stock held by MATT Inc. and the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. (together, the “Shares”). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 17.9% of 18,668,281 total shares of Common Stock, calculated as the sum of (a) the 16,668,281 shares of Common Stock outstanding as represented by the Company in its most recent report on Form 10-Q filed on August 15, 2011 (the “Aggregate Share Number”), and (b) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants. Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 78,750 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 62,000 shares of Common Stock.  Such shares represent less than 0.5% of 16,730,281 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 62,000 shares of Common Stock issuable upon exercise of such options.

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(c)       Other than the Commitment, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, in connection with the entry by the Company into the Amendment, on September 15, 2011 MATT Inc. entered into the Commitment Letter and the Affirmation. The information included in Item 4 above regarding the Commitment Letter and the Affirmation is hereby incorporated by reference into this Item 6.

The descriptions of the and the Commitment Letter and the Affirmation are qualified in their entirety by reference to the Commitment Letter and the Affirmation, which are filed as Exhibits 99.16 and 99.17 to the Schedule 13D, respectively, and are hereby incorporated herein by reference.

Item 7.              Material to be Filed as Exhibits.

99.16	Amended and Restated Commitment Letter, dated as of September 15, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation.

99.17	Affirmation of Parent Voting Agreement, dated as of September 15, 2011, by Mexicans & Americans Trading Together, Inc.

[Signatures on following page]

  6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2011

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:  /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:   /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF QUEPASA CORPORATION]

EXHIBIT INDEX

Exhibit Number	Description
99.16	Amended and Restated Commitment Letter, dated as of September 15, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation.
99.17	Affirmation of Parent Voting Agreement, dated as of September 15, 2011, by Mexicans & Americans Trading Together, Inc.